TEGAL CORPORATION
                          2201 SOUTH MCDOWELL BOULEVARD
                           PETALUMA, CALIFORNIA 94954

June 30, 2004

VIA FACSIMILE (202-942-9585) AND EDGAR
--------------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C.  20549

Attention:  Thomas A. Jones, Senior Attorney

RE:      TEGAL CORPORATION
         APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT
         FILE NO. 333-113147
         ----------------------------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant ("we") hereby applies for an order granting the withdrawal, effective as of the date of this letter, of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-113147 (collectively, the "Registration Statement"). We request the withdrawal based on our discussions with Thomas A. Jones, Senior Attorney, regarding the registration for resale of shares to be sold pursuant to equity line arrangements. Due to the renegotiation of the threshold price, one of the material terms of our equity line arrangement with Kingsbridge Capital, we are withdrawing the Registration Statement and intend to file immediately thereafter a new registration statement on Form S-3 registering the shares to be sold pursuant to the new equity line arrangement. The Registration Statement was not declared effective by the Commission and no securities were sold under the Registration Statement.

      If you have any questions regarding this application for withdrawal, please contact Scott Willoughby of Latham & Watkins LLP, legal counsel to the registrant in connection with the Registration Statement, at (415) 646-8345. Please fax the order granting the withdrawal to Mr. Willoughby's attention at
(415) 395-8095.


                             Sincerely,

                             TEGAL CORPORATION

                             /s/ Thomas R. Mika
                             Thomas R. Mika
                             Executive Vice President & Chief Financial Officer